Exhibit 99.1

Valour Inc. Announces Approval of a renewed EU-Base Prospectus by the Swedish Regulator SFSA and update on AUM & Net Sales for the Month Ending December 2022

●	Valour Inc., a securities issuer wholly owned by NEO-listed Valour, has obtained the approval of a renewed EU-base prospectus covering digital assets ETP-products by the Swedish Regulator SFSA

●	For the month ending December ’22, Valour’s total assets under management (AUM) stood at $77.88M, with net sales increasing to $340.7M.

Toronto, Ontario, January 10, 2023 - Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: MB9) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralised finance, is proud to announce the approval of its renewed EU-base prospectus covering digital assets ETP-products by the Swedish regulator SFSA.

This expansion of Valour’s product line is a significant step forward in the company’s mission to make digital assets more accessible and facilitate their integration with traditional assets. These new products will allow investors to diversify their portfolios by combining digital asset exposure with other asset classes such as equities and commodities, and will also provide access to benefits of derivative tools like leveraged or capital protection investments. This is an exciting development for Valour as it continues its mission to make digital assets more accessible and facilitate their integration with traditional assets.

“We are pleased to be able to offer additional types of ETP securities to investors under the new base prospectus approval,” said Olivier Roussy Newton, CEO of Valour. “This enables expansion of our product line and is a testament to our dedication to providing industry-leading investment opportunities and the necessary infrastructure, security, and collaboration to support the growth and maturation of digital assets. We are confident that these new securities will provide our investors with a unique opportunity to diversify their portfolios and capitalize on the potential of these innovative assets.”

For the month ending December ’22, Valour’s total assets under management (AUM) stood at $77.8M, with net sales increasing to $340.6M. These figures indicate a healthy interest in Valour’s suite of exchange traded products, and steady growth all round. During the past year, Digital-asset funds saw total net inflows of $433M of which Valour was able to capture almost a 10% market share.1

- Valour Total Accumulated Net Sales: $340’693’787

- Valour Net Sales for December: ($623’905)

- AUM for End of December: $77’882’607 Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Valour Bitcoin Carbon Neutral, and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

[1]	Source: Cointelegraph

About Valour

Valour Inc. (NEO: DEFI) (GR: RMJ.F) (OTCQB: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and decentralised finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and decentralised technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Offering; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:
Investor Relations
ir@valour.com